

Axos Financial, Inc.
Investor Presentation

August 2019   NYSE: AX

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2018. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Our Business Model is More Profitable Because Our Costs are Lower

aXOS

As % of average assets	Axos[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	5.17	3.02
Salaries and benefits	0.97	1.20
Premises and equipment	0.22	0.24
Other non-interest expense	0.87	1.05
Total non-interest expense	**2.06**	**2.49**
Core business margin	**3.11**	**0.53**

1. For the three months ended 3/31/19 – the most recent data on FDIC website "Statistics on Depository Institutions Report" Axos Bank only, excludes Axos Financial, Inc. to compare to FDIC data. Data retrieved 08/13/2019.
2. All Commercial Banks by asset size. FDIC reported for three months ended 3/31/19. Total of 141 institutions >$10 billion. Data retrieved 08/13/2019.

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing	• Automated fulfillment	• Self-service	• Balance sheet
• Affinity and Distribution Partners	• Inbound call center sales	• Digital journey	• Whole loan sales options
• Data mining/target feeding direct marketing	• Outbound call center sales	• Direct banker (call center)	• Securitization
• Cross-sell	• Minimal outside sales		
	• Significant inside sales		

Core Digital Capabilities



Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Fiscal 2019 Highlights Compared with Fiscal 2018

Asset Growth



$ Millions

FY 2018: 9,540
FY 2019: 11,220
17.6%

Deposit Growth



$ Millions

FY 2018: 7,985
FY 2019: 8,983
12.5%

Net Income



$ Millions

FY 2018: 153.3* / 152.4
FY 2019: 172.0* / 155.1
12.2%

Diluted EPS



$ Diluted EPS

FY 2018: 2.39* / 2.37
FY 2019: 2.75* / 2.48
15.1%

Return on Equity = 17.08%*

Return on Assets = 1.68%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 15.40% and ROA was 1.51% based on GAAP earnings.

Fiscal 2019 Fourth Quarter Highlights Compared with Fiscal 2018 Fourth Quarter

Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 16.07%*

Return on Assets = 1.55%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 15.49% and ROA was 1.49% based on GAAP earnings.

Diluted EPS and Return on Equity Have Been Consistently Strong Despite Significant Increase in Tier 1 Capital Ratios

Diluted EPS (FY)



Return On Average Equity (FY)



Book value per share	$6.33	$8.51	$10.73	$13.05	$15.24	$17.47

Tier 1 leverage ratio*	8.7%	9.6%	9.1%	10%	9.4%	8.75%

*Tier 1 leverage ratio is for Axos Financial, Inc., except 2014 which is for Axos Bank

**Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, Diluted EPS was $2.48 ROE was 15.40% based on GAAP earnings.

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Axos is a Top Quartile Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.74%	1.03%	87%
Return on equity	20.15%	9.24%	91%
G&A	1.92%	2.61%	25%
Efficiency ratio	38.52%	65.21%	11%

The 91% on ROE means that the Bank outperformed 91% of all banks. The 25% G&A ranking means that only 25% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 6/30/19; data retrieved 8/12/2019.
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 6/30/2019.

Diverse Lending Business



Loan Diversity – June 30, 2019

Loan Portfolio[1]
100% = $9,449 Million



Factoring 1%

Multifamily 21%

CRE/Home Equity/ Consumer and Other 6%

C&I – SF Lender Finance 6%

C&I 18%

48% SF-Residential

1. Gross loans and leases before unaccreted discounts and loan and lease fees and allowances.

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



		Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
	Net Loan Portfolio	$8,432,289	$8,654,500	$9,017,550	$9,098,453	$9,382,124
Average Loan to Value	**Multifamily**	53%	53%	53%	53%	53%
	Single family	57%	57%	57%	57%	57%

Loan Pipeline Remains Strong

FY 2019 Q4



Loan Origination Growth



Fiscal Year Loan Originations

$ Billions

21.6% 5-yr CAGR

	2014	2015	2016	2017	2018	2019
Total	3.0	4.3	5.0	5.6	7.5	8.4
Loans for sale	1.1	1.0	1.4	1.4	1.6	1.5
Loans for investment	2.3	3.3	3.6	4.2	5.9	6.9

Annual growth rate

2015	2016	2017	2018	2019
42.2%	15.6%	11.2%	34.7%	12.3%

Loans for sale ■ Loans for investment

Future Plans

› Organic growth in existing business lines

- Multifamily geographic expansion
- Agency and jumbo mortgage channel expansion
- Small Balance Commercial Real Estate expansion
- Large Balance Commercial / Specialty Real Estate expansion

› Additional C&I verticals/product expansion

› Retail auto lending launch

› Consumer unsecured installment lending launch

Diversified Online Deposit Businesses

Key Elements



Deposit

Consumer direct internet brands
< Demographically targeted brands
< Differentiated products with turn-down product options

Distribution Partners
< Exclusive relationships with significant brands, groups, or employees
< Exclusive relationships with financial planners through Axos Advisor

Small business banking
< Business banking with simple suite of cash management services

Commercial/ Treasury Management
< Full service treasury/cash management

Axos Securities
< Broker-dealer client cash
< Broker-dealer reserve accounts

Specialty deposits
< Fiduciary services for trustees
< 1031 exchange firms
< Title and escrow companies
< HOA and property management

BIN sponsorship
< Prepaid program managers with focus on large national programs

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits 19%

Savings 31%

Time deposits 50%

June 30, 2019

100% of Deposits = $9.0 billion



Savings – IRA 3%

Time deposits 26%

Checking and other demand deposits 46%

Savings 25%

Checking Growth (6/2013 - 6/2019) = 956%
Savings Growth (6/2013 - 6/2019) = 246%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance

- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts

- 1
- 10
- 25
- 50
- 90

Axos Deposits Have National Reach With Customers in Every State

Axos Customers are Highly Engaged

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	**Low Activity User**	**Basic User**	**Engaged**	**Elite Engaged**
Engagement Score (0-100)	0s	0 < S < 30	30 ≤ S < 60	≥ 60
Average Lifetime Balance	$100	$4000	$6,000	$50,000
Average # of Services Used	-	< 5	7	10
Average # of POS	-	< 1	10	25
% of Total Population	22%	15%	41%	23%
% of Total Balance	0%	6%	24%	70%
Retention	Moderate	Moderate	High	High



64% of Population or 94% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers.

17

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Millions

	2014	2015	2016	2017	2018	2019
	3,042	4,452	6,044	6,900	7,985	8,983
% CDs[1]	26%	18%	17%	12%	25%	26%
% Borrowings[2]	24%	15%	12%	9%	6%	6%

24.2% 5-yr CAGR

Future Plans

> Enhanced digital marketing automation integrated to outbound sales group

> Products and technology integration targeted to specific industry groups

> Create differentiated consumer and business banking platform

> Enhanced focus on customer service and user experience

> Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

[1] as a % of total deposits
[2] as a % of total liabilities

Diversified Fee / Non-Interest Income



			% Fee Income FY 2019*	% Fee Income FY 2018*
Fee Income	**Mortgage Banking**	Agency / Jumbo / Multifamily	6%	19%
	Gain on Sale – Other	Structured Settlement / Other	7%	8%
	Deposit/ Service Fees	Cash/Treasury Management / Consumer Deposit / Prepaid / Tax / Payments	66%	67%
	Prepayment Fee		7%	6%
	Broker-Dealer		14%	0%

*Excludes securities income.

19

Over the Last Seven Years, Axos Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions

	2013	2014	2015	2016	2017	2018	2019
New product	• Treasury/ cash manage-ment • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	• HRB franchising lending	• Retail Auto Refund Advance (H&R Block) • Unsecured Consumer Lending	• Factoring • Universal Digital Bank	
Distribution/ channel	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency		• H&R Block retail stores	• Homebuilder mortgage group • Nationwide partnership	• Wholesale mortgage express
M&A	• Principal Bank	• Union Federal	• H&R Block Bank	• Equipment leasing		• Epiq Trustee Services • Nationwide deposits	• COR Clearing • WiseBanyan • MWABank deposits

Key Goals of Universal Digital Bank

Personalization
> Increase chance of offering right product at the right time and place
> Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
> Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages
> Products optimized by channel, recipient and journey
> Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)

Facilitate Partnerships
> Easy integration of third-party features (e.g., biometrics)
> Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
> Enable creative customer acquisition partners

Customizable Experience
> Provide holistic and interactive and intuitive design experience
> Integrate online experience with other channels

Cross-Sell
> Artificial intelligence and big data credit models enable quick credit decisions
> Customized product recommendations based upon analytical determination of need

Universal Digital Bank Consumer Platform



Product Development (In-House Apps)
- Trusts

Cross-sell
- Auto
- IRA
- Mortgage
- Personal loan
- Robo-advisor

Consumer Online Banking Platform

App Store Management
- Third party services/payments
- Third-party lending

Personalization & Segmentation
- Real-time retention
- Next-best action
- Transaction mining
- Personalized alerts

Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank

Framework for Data Analysis



Internal & External Databases

Evaluate assumptions & identify key learnings

Data aggregation & analysis

Analytics as a Key Asset

Predict customer behavior based on insights

Transform data into insights

CRM Tools

Key Learnings

Retention & Attrition Drivers to Boost Long-Term Customer Engagement



Customer Segmentation Methodology to Understand Usage & Behavior



Profitability Analysis at the Individual Customer Level



Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

Our Strategic Partnership with H&R Block

H&R Block Overview

> Approximately 10,000 U.S branches

> Files 1 in every 7 U.S. tax returns

> 19.7 million U.S. tax returns per year

> 83% of customers receive a refund

> 35% franchise-owned

> Approximately 2,400 employees

> 55 million visits per year on HRB website

> Social media
- 28,600 Twitter followers
- 463,000 Facebook fans
- 1.7 million views on YouTube



Products for 2019 Tax Season

> Refund Transfer

> Emerald Advance Unsecured Loan

> Emerald Prepaid Card

> Refund Advance Interest-Free Loan
- Axos was exclusive provider for 2019 tax season
- Axos provides credit underwriting, loan origination, funding and loan servicing
- Interest-free loan is repaid using borrower's tax refund proceeds
- Axos' profits will depend on origination volume and actual credit losses

Omni Channel Approach for Axos' 2019 Digital Marketing Strategy



User Experience
Organizational commitment to user experience

Infrastructure
Marketing automation implementation

Personalization & Data
Digital personas for personalized interactions

Paid, Social & Mobile strategy
Social employee engagement

DIGITAL STRATEGY

Brand & Content
Enhanced branding, messaging and positioning

Analytical strategy
Multi-dimensional analysis by geography, customer type, product, media, traffic source

Business Process
Introduced BI reporting tool for analytics

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Tools list is a sampling and is not purported to be comprehensive.

Monitoring & Management Oversight: Core Products

aXos

Single Family Residential

> Portfolio level monitoring with individual loan reviews completed on an exception basis (e.g., delinquency, FICO/LTV degradation).
> FICO pulled twice a year
> Updated AVMs twice a year
> Super jumbo loans receive complete annual loan review, including updated credit report
> Pledged assets receive refreshed CLTV ratios on a semiannual basis
> Portfolio-level review performed quarterly

Income Property Lending

> Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
> Updated financials at least annually
> FICO pulled twice a year
> Updated AVMs twice a year
> Updated credit report and property inspections requested based on risk triggers
> Classified loans receive quarterly review
> Portfolio-level review performed quarterly
> Stress testing performed twice a year

Commercial Specialty

> Loan reviews at least quarterly
> Project updates at least quarterly
> Updated financials at least annually
> Site visits & inspections for development projects

C&I – Lender Finance

> Loan reviews at least quarterly
> Updated financials at least quarterly
> Borrowing base / custodial reports at least monthly
> Continuous collateral analytics, with quarterly validation

Note: Lists are a sampling and are not purported to be comprehensive.

Best-in-Class Loan Quality

Total Net Charge-Offs Annualized[1]



Loans in non-accrual to total loans[1]



1. From FDIC SDI report at 3/31/2019. Total of 141 institutions included in the >$10 billion group. Data retrieved 08/13/2019.

Investment Summary



Full service online banking platform with structural cost advantages vs. traditional banks

Superior growth and ROE relative to large and small competitors

Solid track record of allocating capital to businesses with best risk-adjusted returns

New business initiatives will generate incremental growth in customers, loans and profits

Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com